Exhibit 99.3

Eupraxia Pharmaceuticals Reports First Quarter 2024 Financial Results and Provides Corporate Update

•	Eupraxia common shares now listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “EPRX”

•	Additional data from RESOLVE study evaluating EP-104GI for the treatment of eosinophilic esophagitis (“EoE”) expected in the second quarter of 2024

•	Annual general and special meeting scheduled for June 6, 2024

Victoria, B.C. – May 8, 2024 – Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (NASDAQ:EPRX) (TSX: EPRX), a clinical-stage biotechnology company leveraging its proprietary DiffuSphere™ technology to optimize drug delivery for applications with significant unmet need, today announced its financial results for the first quarter of 2024 and provided a corporate update.

“The first quarter of 2024 was a highly productive period for Eupraxia, with our team achieving multiple clinical and corporate milestones,” said Dr. James Helliwell, CEO of Eupraxia. “We now possess a stronger balance sheet, a NASDAQ listing providing greater access to U.S. investors, a Phase 3 ready asset and a Phase 2a asset advancing in the clinic. Looking forward to the remainder of 2024, we anticipate regular data updates from our RESOLVE study as well as anticipated U.S. Food and Drug Administration feedback on the registration path for EP-104GI. In addition, we’re continuing business development discussions with prospective strategic partners for our Phase 3 osteoarthritis program and look forward to expanding our funding opportunities for its continued development.”

Recent Operational and Financial Highlights

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Subsequent to quarter end, on April 20, 2024, the Company presented two abstracts at the Osteoarthritis Research Society International (“OARSI”) World Congress 2024, which included results from the SPRINGBOARD Phase 2b study evaluating efficacy in patients with knee osteoarthritis treated with EP-104IAR (long-acting intra-articular injection of fluticasone propionate). The study met its primary and three of four secondary endpoints, suggesting that treatment with EP-104IAR has the potential to result in clinically and statistically meaningful impact on pain, while also presenting an encouraging safety profile. In combination with the Company’s pre-clinical and MRI results, data from the study suggest that EP-104IAR may have best-in-class potential in terms of managing cartilage health.

•	The Company announced that its common shares would begin trading on the Nasdaq, under the ticker symbol “EPRX” effective April 5, 2024.

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On March 15, 2024, the Company announced the closing of its overnight marketed public offering for gross proceeds of C$33,867,784, which included the issuance of 943,435 shares upon exercise of the over-allotment option.

•

On February 5, 2024, the Company announced a positive clinical data update from the ongoing RESOLVE Phase 1b/2a trial evaluating EP-104GI for the treatment of eosinophilic esophagitis (“EOE”). The update included:

•	No serious or treatment related adverse events in either the first or second cohort;

•	Second cohort demonstrated an average 60% reduction in Dysphasia Likert score and an average 80% reduction in Odynophagia Likert score;

•	First cohort maintaining signs of efficacy to six months;

•	Third cohort now fully dosed at five times the first cohort dose and two-and-a-half times the second cohort dose; and

•	Results from third cohort are expected in the second quarter of 2024.

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On February 1, 2024, the Company announced that it initiated a Phase 3 development program for EP-104IAR, the Company’s lead drug candidate for the treatment of OA of the knee, following completion of its End-of-Phase 2 meeting with the U.S. Food & Drug Administration (“FDA”). The Company is currently exploring partnering opportunities for this drug candidate and full initiation of this Phase 3 program remains pending.

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On January 30, 2024, the Company announced positive data from an MRI exploratory sub-study in Phase 2 SPRINGBOARD trial evaluating the safety and efficacy of EP-104IAR for the treatment of OA, which demonstrated a decrease in joint inflammation and improvement in cartilage quality and morphology compared to placebo. The Company anticipates opportunities for broader dissemination of this important data in the second half of 2024.

Corporate Update

For the remainder of 2024, the Company expects to deliver the following clinical and regulatory milestones:

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Additional interim readouts from the RESOLVE study, including new cohort data, as well as additional data from previously reported-on cohorts. The Company is planning a key opinion leader event in the first half of 2024 to further characterize the market opportunity and EP-104GI’s position within it.

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A meeting with the FDA to discuss the registration pathway for EP-104GI. Data from the RESOLVE trial is expected in the second half of 2024. This meeting would be the first meeting with the FDA on this drug candidate and would be followed with regulatory meetings in other jurisdictions.

•	Additional MRI data looking at cartilage health of participants from the SPRINGBOARD trial to be reported at key conferences in 2024.

•	Publication and presentation of data from the SPRINGBOARD and RESOLVE trials will continue throughout 2024.

•	Continuing to advance EP-104IAR toward late-stage clinical testing including ongoing planning and preparation.

•	Declaring an additional pipeline candidate leveraging Eupraxia’s DiffuSphere™ technology.

Annual General and Special Meeting of Shareholders

Eupraxia’s annual general and special meeting of the shareholders will be held at 10:00 a.m. (Vancouver time) on Thursday, June 6, 2024 via live webcast at https://virtual-meetings.tsxtrust.com/en/1660 (control number provided from TSX Trust Company, case sensitive password: eupraxia2024).

Individuals are entitled to receive notice of and vote at the meeting, or any adjournment, if they are a registered holder of common shares in the capital of the Company at the close of business on April 24, 2024.

First Quarter 2024 Financial Review

The Company incurred a net loss of $6.2 million for the three months ended March 31, 2024, versus $4.0 million for the three months ended March 31, 2023. The increase in net loss was primarily driven by higher costs associated with the conduct of clinical trials, and increased costs associated with financing and business development activities.

The Company had cash of $35.9 million as of March 31, 2024, up from $19.3 million at the end of the fourth quarter of 2023. These funds are being used to fund clinical trials in EP-104 and the remainder of the proceeds will be used for general and administrative expenses, a milestone payment, working capital needs and other general corporate purposes. Assuming the Company is able to refinance its existing debt facility with Silicon Valley Bank, management anticipates current cash resources will be sufficient to fund the Company through the second quarter of 2025.

As of March 31, 2024, the Company had 35,622,553 common shares issued and outstanding.

Financial Statements and Management Discussion & Analysis

Please see the unaudited interim condensed consolidated financial statements and related MD&A for more details. The unaudited interim condensed consolidated financial statements for the quarter ended March 31, 2024, and related MD&A have been reviewed and approved by Eupraxia’s Audit Committee and Board of Directors. For a more detailed explanation and analysis, please refer to the MD&A that has been filed under the Company’s profile on EDGAR at www.sec.gov/edgar, and on SEDAR+ at sedarplus.ca and is also available on the Company’s website at www.eupraxiapharma.com.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. The Company strives to provide improved patient benefit and has developed technology designed to deliver targeted, long-lasting activity with fewer side effects. DiffuSphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery, with extended duration of effect, and offers multiple, highly tuneable pharmacokinetic (PK) profiles. This investigational technology can be engineered for use with multiple active pharmaceutical ingredients and delivery methods.

Eupraxia recently completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to OA of the knee. The trial met its primary endpoint and three of the four secondary endpoints. Eupraxia has expanded the EP-104 platform into gastrointestinal disease with the Phase 1b/2a RESOLVE trial for treating eosinophilic esophagitis. Eupraxia is also developing a pipeline of later- and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company’s website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “suggests”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes”, “potential” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements in this news release include statements regarding the Company’s product candidates, including expected benefits to patients; the results gathered from studies and trials of Eupraxia’s product candidates; future releases of data; the potential for the Company’s technology to impact the drug delivery process; potential pipeline indications; potential partnering opportunities for the development of EP-104IAR; expectations regarding the funding of the Company’s operations; expectations regarding refinancing of the Company’s debt facility with Silicon Valley Bank; and the Company’s upcoming annual general and special meeting of shareholders. Such statements and information are based on the current expectations of Eupraxia’s management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company’s ability to obtain positive results from the Company’s research and development activities, including clinical trials; and the Company’s ability to protect patents and proprietary rights. Although Eupraxia’s management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company’s limited operating history; the Company’s novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company’s current license agreement may not provide an adequate remedy for its breach by the licensor; the Company’s technology may not be successful for its intended use; the Company’s future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company’s clinical trials may fail to demonstrate adequately the safety and efficacy of our product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its products and services; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company’s ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company’s operations; the Company’s restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company’s common share price; and other risks and uncertainties described in more detail in Eupraxia’s public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise

For investor and media inquiries, please contact:

Danielle Egan, Eupraxia Pharmaceuticals Inc.

778.401.3302

degan@eupraxiapharma.com

or

Adam Peeler, on behalf of:

Eupraxia Pharmaceuticals Inc.

416.427.1235

adam.peeler@loderockadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.